Mail Stop 4561


					February 13, 2006



Carolyn Tiffany
Chief Operating Officer and Secretary
Winthrop Realty Trust
7 Bulfinch Place, Suite 500
Boston, Massachusetts  02114

Re:	Winthrop Realty Trust
	Registration Statement on Form S-3
	Filed February 6, 2006
	File No. 333-131595


Dear Ms. Tiffany:

      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

General

1. Please note that although the rights offering may be made on Form
S-3, the standby offering can only be included on Form S-3 if you are eligible to make primary offerings under General Instruction I.B.1.
to the form. As such, please provide us with your analysis as to how you are eligible to use Form S-3 for your standby offering. We direct your attention to Division of Corporation Finance Manual of Publicly Available Telephone Interpretations Number H. 60 for guidance. In this regard, we note the disclosure in your Form 10-K for the fiscal year ended December 31, 2004 that the aggregate market value of your common shares held by non-affiliates was $65,798,509.

*  *  *  *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	If you have any questions, please call Jeffrey Shady at (202) 551-3471 or me at (202) 551-3495.

      Sincerely,



      Elaine Wolff
      Assistant Director

cc:	Mark I. Fisher, Esq. (via facsimile)
	Katten Muchin Rosenman LLP
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Carolyn Tiffany
Winthrop Realty Trust
February 13, 2006
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